SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(Amendment No. 2)*
NewMarket Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

651587 10 7

(CUSIP Number)

Robert E. Robotti c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue
New York, New York 10017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages) (Page 1 of 13 Pages).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 651587 10 7	Page 2 of 13 Pages

1.	Names of Reporting Persons. Robert E. Robotti
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States
Number of	7.	Sole Voting Power: 1,980

Shares
Beneficially	8.	Shared Voting Power: 443,489

Owned by
Each	9.	Sole Dispositive Power: 1,980

Reporting
Person With	10.	Shared Dispositive Power: 443,489

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
445,469

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
2.61%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 651587 10 7	Page 3 of 13 Pages

1.	Names of Reporting Persons. Robotti & Company, Incorporated
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York
Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 215,587

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 215,587

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
215,587

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
1.3%

14.	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 651587 10 7	Page 4 of 13 Pages

1.	Names of Reporting Persons. Robotti & Company, LLC
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York
Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 9,532

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 9,532

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
9,532

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
Less than 1%

14.	Type of Reporting Person (See Instructions)
BD

Schedule 13D
CUSIP No. 651587 10 7	Page 5 of 13 Pages

1.	Names of Reporting Persons. Robotti & Company Advisors, LLC
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York
Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 206,055

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 206,055

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
206,055

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
1.2%

14.	Type of Reporting Person (See Instructions)
OO, IA

Schedule 13D
CUSIP No. 651587 10 7	Page 6 of 13 Pages

1.	Names of Reporting Persons. Suzanne Robotti
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States
Number of	7.	Sole Voting Power: 15,069

Shares
Beneficially	8.	Shared Voting Power: 3,000

Owned by
Each	9.	Sole Dispositive Power: 15,069

Reporting
Person With	10.	Shared Dispositive Power: 3,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
18,069

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
Less than 1%

14.	Type of Reporting Person (See Instructions)
IN

Schedule 13D
CUSIP No. 651587 10 7	Page 7 of 13 Pages

1.	Names of Reporting Persons. Suzanne and Robert Robotti Foundation, Incorporated
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
Delaware
Number of	7.	Sole Voting Power:-0-

Shares
Beneficially	8.	Shared Voting Power: 3,000

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 3,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,000

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
Less than 1%

14.	Type of Reporting Person (See Instructions)
CO

Schedule 13D
CUSIP No. 651587 10 7	Page 8 of 13 Pages

1.	Names of Reporting Persons. Kenneth R. Wasiak
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States
Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 212,833

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 212,833

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
212,833

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
1.3%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 651587 10 7	Page 9 of 13 Pages

1.	Names of Reporting Persons. Ravenswood Management Company, L.L.C.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York
Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 209,833

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 209,833

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
209,833

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
1.2%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 651587 10 7	Page 10 of 13 Pages

1.	Names of Reporting Persons. The Ravenswood Investment Company, L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York
Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 209,833

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 299,833

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
299,833

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
1.2%

14.	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13D
CUSIP No.651587 10 7			Page 11 of 13 Pages

                 This Statement on Schedule 13D Amendment No. 2 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission").  This Statement amends the Statement on Schedule 13D (the "Initial Statement") with respects to the Common Stock, without par value (the "Common Stock"), of NewMarket Corporation (the "Issuer") filed on August 1, 2005 with the Commission as amended by Amendment No. 1 thereto, filed on August 31, 2005, with the Commission.  Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Initial Statement.

Item 5.			Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated to read as follows:

(a)-(b) As of March 24, 2006, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(4)(6)(7)(8)	445,469	1,980	443,469	2.6%
ROBT (1)(3)(4)	215,587	0	215,587	1.3%
Robotti & Company (1)(3)	9,532	0	9,532	**
Robotti Advisors (1)(4)	206,055	0	206,055	1.2%
Suzanne Robotti (1)(5)(6)	18,069	15,069	3,000	**
Robotti Foundation (1)(7)	3,000	0	3,000	**
Wasiak (1)(8)	212,833	0	212,833	1.3%
RMC (1)(8)	209,833	0	209,833	1.2%
RIC (1)(8)	209,833	0	209,833	1.2%

Based on 17,099,559 shares of Common Stock, without par value, outstanding as of January 31, 2006, as disclosed in the Issuer's Quarterly Report on Form 10-K, for the quarter ended December 31, 2005.

                     **   Less than one percent.

              (1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons except to the extent of such Reporting Person's pecuniary interest therein, if any.
              (2) Mr. Robotti has the sole power to vote or direct the vote, and has the sole power to dispose or to direct the disposition of 1,980 shares of Common Stock held in his personal accounts.
              (3) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition of 9,532 shares of Common Stock owned by the discretionary customers of Robotti & Company.
              (4) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition of 206,055 shares of Common Stock owned by the advisory clients of Robotti Advisors.
              (5) Suzanne Robotti has the sole power to vote or direct the vote, and has the sole power to dispose or to direct the disposition of 15,069 shares of Common Stock.
              (6) Mr. Robotti may be deemed to be the beneficial owner of the shares of Common Stock set forth in footnote (5) above, through his marriage to Suzanne Robotti.
              (7) Each of Messrs. Robotti and Wasiak and Suzanne Robotti share with Robotti Foundation the power to vote or direct the vote, and share the power to dispose or to direct the disposition of 3,000 shares of the Common Stock owned by Robotti Foundation.
              (8) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition of 209,833 shares of Common Stock owned by RIC.

SCHEDULE 13D
CUSIP No. 651587 10 7			Page 12 of 13 Pages

(c)The table below lists all the transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.  All such transactions were made by Robotti & Company, Robotti Advisors and RIC in the open market.

Transactions in Shares Within The Past Sixty Days
Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/Sell	Price Per Share

Robotti & Company's Discretionary Customers	03/13/2006	(170)	SELL	$39.00
Robotti Advisors' Advisory Clients	03/13/2006	(48,700)	SELL	$39.0207
Robotti Advisors' Advisory Clients	03/13/2006	(10,800)	SELL	$39.0093
RIC	03/13/2006	(32,700)	SELL	$39.093
Robotti Advisors' Advisory Clients	03/14/2006	(38,000)	SELL	$39.0207
Robotti Advisors' Advisory Clients	03/14/2006	(20,700)	SELL	$38.3153
RIC	03/14/2006	(35,100)	SELL	$38.3153
Robotti & Company's Discretionary Customers	03/15/2006	(625)	SELL	$40.36
Robotti Advisors' Advisory Clients	03/15/2006	(30,350)	SELL	$39.405
RIC	03/15/2006	(24,200)	SELL	$39.5003
Robotti & Company's Discretionary Customers	03/16/2006	(4,695)	SELL	$42.6943
Robotti Advisors' Advisory Clients	03/16/2006	(22,900)	SELL	$43.0669
RIC	03/16/2006	(21,500)	SELL	$42.877
Robotti Advisors' Advisory Clients	03/17/2006	(4,000)	SELL	$42.50
RIC	03/17/2006	(2,000)	SELL	$42.50
Robotti Advisors' Advisory Clients	03/20/2006	(6,000)	SELL	$42.825
RIC	03/20/2006	(10,000)	SELL	$42.6485
Robotti Advisors' Advisory Clients	03/23/2006	(30,600)	SELL	$42.892
RIC	03/23/2006	(31,700)	SELL	$42.8863
Robotti Advisors' Advisory Clients	03/24/2006	(26,600)	SELL	$43.2039
RIC	03/24/2006	(20,340)	SELL	$43.2195

(d)

No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e)			As of March 14, 2006, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock.

SCHEDULE 13D
CUSIP No. 651587 10 7	Page 14 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of such undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	March 24, 2006

Robotti & Company, Incorporated

	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC		Robotti & Company Advisors, LLC

By:	Robotti & Company, Incorporated	By:	Robotti & Company, Incorporated

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

Suzanne and Robert Robotti Foundation, Incorporated

	/s/ Suzanne Robotti	By:	/s/ Robert E. Robotti

	Suzanne Robotti		Name: Robert E. Robotti
Title: President

/s/ Kenneth R. Wasiak

Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.		The Ravenswood Investment Company, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.

	Name: Robert E. Robotti		Its General Partner
Title: Managing Member

		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: Managing Member